UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

CONMED Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

207410101
(CUSIP Number)

SAMANTHA NASELLO
SCOPIA CAPITAL MANAGEMENT LP
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 622,794
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 622,794
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,110
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,110
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA HEALTH CARE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,729
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,729
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 433,862
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 433,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,059
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 108,059
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 780,046
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 780,046
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,075
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 340,075
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,348,675
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,348,675
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,348,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,264
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,380,264
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,380,264
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,380,264
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,380,264
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,380,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,380,264
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,380,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 622,794 Shares beneficially owned by Scopia PX is approximately $24,183,425, excluding brokerage commissions.

The aggregate purchase price of the 17,110 Shares beneficially owned by Scopia Partners is approximately $663,650, excluding brokerage commissions.

The aggregate purchase price of the 46,729 Shares beneficially owned by Scopia Health is approximately $1,812,083, excluding brokerage commissions.

The aggregate purchase price of the 433,862 Shares beneficially owned by Scopia Windmill is approximately $16,831,404, excluding brokerage commissions.

The aggregate purchase price of the 108,059 Shares beneficially owned by Scopia International is approximately $4,191,405, excluding brokerage commissions.

The aggregate purchase price of the 780,046 Shares beneficially owned by Scopia PX International is approximately $30,256,575, excluding brokerage commissions.

The aggregate purchase price of the 340,075 Shares beneficially owned by Scopia Health International is approximately $13,187,543, excluding brokerage commissions.

The aggregate purchase price of the 31,589 Shares held in the Managed Account is approximately $1,225,276, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,712,715 Shares outstanding as of February 15, 2016, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016.

A.	Scopia PX

(a)	As of the close of business on March 29, 2016, Scopia PX beneficially owned 622,794 Shares.

Percentage: Approximately 2.2%

CUSIP NO. 207410101

(b)	1. Sole power to vote or direct vote: 622,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 622,794
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia PX since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Scopia Partners

(a)	As of the close of business on March 29, 2016, Scopia Partners beneficially owned 17,110 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 17,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 17,110
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Partners since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Scopia Health

(a)	As of the close of business on March 29, 2016, Scopia Health beneficially owned 46,729 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,729
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,729
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Health since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Windmill

(a)	As of the close of business on March 29, 2016, Scopia Windmill beneficially owned 433,862 Shares.

Percentage: Approximately 1.6%

CUSIP NO. 207410101

(b)	1. Sole power to vote or direct vote: 433,862
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 433,862
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Windmill since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia International

(a)	As of the close of business on March 29, 2016, Scopia International beneficially owned 108,059 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 108,059
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 108,059
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia PX International

(a)	As of the close of business on March 29, 2016, Scopia PX International beneficially owned 780,046 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 780,046
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 780,046
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia PX International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.           Scopia Health International

(a)	As of the close of business on March 29, 2016, Scopia Health International beneficially owned 340,075 Shares.

Percentage: Approximately 1.2%

CUSIP NO. 207410101

(b)	1. Sole power to vote or direct vote: 340,075
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 340,075
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Health International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia PX, Scopia Partners and Scopia Health, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International, may be deemed the beneficial owner of the: (i) 622,794 Shares owned by Scopia PX; (ii) 17,110 Shares owned by Scopia Partners; (iii) 46,729 Shares owned by Scopia Health; (iv)  433,862 Shares owned by Scopia Windmill; (v) 108,059 Shares owned by Scopia International; (vi) 780,046 Shares owned by Scopia PX International; and (vii) 340,075 Shares owned by Scopia Health International.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 2,348,675
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,348,675
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia Management

(a)
As of the close of business on March 29, 2016, 31,589 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and the Managed Account, may be deemed the beneficial owner of the: (i) 622,794 Shares owned by Scopia PX; (ii) 17,110 Shares owned by Scopia Partners; (iii) 46,729 Shares owned by Scopia Health; (iv) 433,862 Shares owned by Scopia Windmill; (v) 108,059 Shares owned by Scopia International; (vi) 780,046 Shares owned by Scopia PX International; (vii) 340,075 Shares owned by Scopia Health International; and (viii) 31,589 Shares held in the Managed Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 2,380,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,380,264
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Management through the Managed Account and on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 207410101

J.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i) 622,794 Shares owned by Scopia PX; (ii) 17,110 Shares owned by Scopia Partners; (iii) 46,729 Shares owned by Scopia Health; (iv) 433,862 Shares owned by Scopia Windmill; (v) 108,059 Shares owned by Scopia International; (vi) 780,046 Shares owned by Scopia PX International; (vii) 340,075 Shares owned by Scopia Health International; and (viii) 31,589 Shares held in the Managed Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 2,380,264
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,380,264
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 622,794 Shares owned by Scopia PX; (ii) 17,110 Shares owned by Scopia Partners; (iii) 46,729 Shares owned by Scopia Health; (iv) 433,862 Shares owned by Scopia Windmill; (v) 108,059 Shares owned by Scopia International; (vi) 780,046 Shares owned by Scopia PX International; (vii) 340,075 Shares owned by Scopia Health International; and (viii) 31,589 Shares held in the Managed Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,380,264
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,380,264

(c)
Mr. Sirovich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i) 622,794 Shares owned by Scopia PX; (ii) 17,110 Shares owned by Scopia Partners; (iii) 46,729 Shares owned by Scopia Health; (iv) 433,862 Shares owned by Scopia Windmill; (v) 108,059 Shares owned by Scopia International; (vi) 780,046 Shares owned by Scopia PX International; (vii) 340,075 Shares owned by Scopia Health International; and (viii)  31,589 Shares held in the Managed Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,380,264
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,380,264

(c)
Mr. Mindich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 207410101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2016

SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA HEALTH CARE LLC SCOPIA WINDMILL FUND LP	SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LP
Investment Manager

By: Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 207410101

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA PX LLC

Purchase of Common Stock	11,029	40.6518	03/09/2016
Purchase of Common Stock	2,841	40.7372	03/09/2016
Purchase of Common Stock	2,799	41.1900	03/09/2016
Purchase of Common Stock	3,487	40.6359	03/10/2016
Purchase of Common Stock	2,883	41.2958	03/11/2016
Purchase of Common Stock	3,799	41.6766	03/14/2016
Purchase of Common Stock	4,199	40.5882	03/15/2016
Purchase of Common Stock	6,322	39.7052	03/16/2016
Purchase of Common Stock	6,998	38.8450	03/17/2016
Purchase of Common Stock	9,293	38.8904	03/17/2016
Purchase of Common Stock	2,799	40.2135	03/18/2016
Purchase of Common Stock	4,325	40.5039	03/21/2016
Purchase of Common Stock	4,199	40.1828	03/22/2016
Purchase of Common Stock	5,598	39.8033	03/23/2016
Purchase of Common Stock	4,198	38.7856	03/24/2016
Purchase of Common Stock	2,799	39.4783	03/28/2016
Purchase of Common Stock	2,799	40.7104	03/29/2016

SCOPIA PARTNERS LLC

Purchase of Common Stock	276	40.6518	03/09/2016
Purchase of Common Stock	71	40.7372	03/09/2016
Purchase of Common Stock	70	41.1900	03/09/2016
Purchase of Common Stock	87	40.6359	03/10/2016
Purchase of Common Stock	72	41.2958	03/11/2016
Purchase of Common Stock	95	41.6766	03/14/2016
Purchase of Common Stock	105	40.5882	03/15/2016
Purchase of Common Stock	158	39.7052	03/16/2016
Purchase of Common Stock	175	38.8450	03/17/2016
Purchase of Common Stock	233	38.8904	03/17/2016
Purchase of Common Stock	70	40.2135	03/18/2016
Purchase of Common Stock	108	40.5039	03/21/2016
Purchase of Common Stock	105	40.1828	03/22/2016
Purchase of Common Stock	140	39.8033	03/23/2016
Purchase of Common Stock	105	38.7856	03/24/2016
Purchase of Common Stock	71	39.4783	03/28/2016
Purchase of Common Stock	70	40.7104	03/29/2016

CUSIP NO. 207410101

SCOPIA HEALTH CARE LLC

Purchase of Common Stock	739	40.6518	03/09/2016
Purchase of Common Stock	190	40.7372	03/09/2016
Purchase of Common Stock	188	41.1900	03/09/2016
Purchase of Common Stock	234	40.6359	03/10/2016
Purchase of Common Stock	193	41.2958	03/11/2016
Purchase of Common Stock	255	41.6766	03/14/2016
Purchase of Common Stock	281	40.5882	03/15/2016
Purchase of Common Stock	424	39.7052	03/16/2016
Purchase of Common Stock	469	38.8450	03/17/2016
Purchase of Common Stock	623	38.8904	03/17/2016
Purchase of Common Stock	188	40.2135	03/18/2016
Purchase of Common Stock	290	40.5039	03/21/2016
Purchase of Common Stock	281	40.1828	03/22/2016
Purchase of Common Stock	375	39.8033	03/23/2016
Purchase of Common Stock	282	38.7856	03/24/2016
Purchase of Common Stock	188	39.4783	03/28/2016
Purchase of Common Stock	187	40.7104	03/29/2016

SCOPIA WINDMILL FUND LP

Purchase of Common Stock	7,112	40.6518	03/09/2016
Purchase of Common Stock	1,832	40.7372	03/09/2016
Purchase of Common Stock	1,805	41.1900	03/09/2016
Purchase of Common Stock	2,249	40.6359	03/10/2016
Purchase of Common Stock	1,859	41.2958	03/11/2016
Purchase of Common Stock	2,450	41.6766	03/14/2016
Purchase of Common Stock	2,708	40.5882	03/15/2016
Purchase of Common Stock	4,077	39.7052	03/16/2016
Purchase of Common Stock	4,512	38.8450	03/17/2016
Purchase of Common Stock	5,993	38.8904	03/17/2016
Purchase of Common Stock	1,805	40.2135	03/18/2016
Purchase of Common Stock	2,789	40.5039	03/21/2016
Purchase of Common Stock	2,708	40.1828	03/22/2016
Purchase of Common Stock	3,610	39.8033	03/23/2016
Purchase of Common Stock	2,707	38.7856	03/24/2016
Purchase of Common Stock	1,805	39.4783	03/28/2016
Purchase of Common Stock	1,805	40.7104	03/29/2016

CUSIP NO. 207410101

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	1,747	40.6518	03/09/2016
Purchase of Common Stock	450	40.7372	03/09/2016
Purchase of Common Stock	443	41.1900	03/09/2016
Purchase of Common Stock	552	40.6359	03/10/2016
Purchase of Common Stock	457	41.2958	03/11/2016
Purchase of Common Stock	602	41.6766	03/14/2016
Purchase of Common Stock	665	40.5882	03/15/2016
Purchase of Common Stock	1,001	39.7052	03/16/2016
Purchase of Common Stock	1,108	38.8450	03/17/2016
Purchase of Common Stock	1,472	38.8904	03/17/2016
Purchase of Common Stock	443	40.2135	03/18/2016
Purchase of Common Stock	685	40.5039	03/21/2016
Purchase of Common Stock	665	40.1828	03/22/2016
Purchase of Common Stock	887	39.8033	03/23/2016
Purchase of Common Stock	665	38.7856	03/24/2016
Purchase of Common Stock	443	39.4783	03/28/2016
Purchase of Common Stock	443	40.7104	03/29/2016

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	12,611	40.6518	03/09/2016
Purchase of Common Stock	3,248	40.7372	03/09/2016
Purchase of Common Stock	3,201	41.1900	03/09/2016
Purchase of Common Stock	3,987	40.6359	03/10/2016
Purchase of Common Stock	3,298	41.2958	03/11/2016
Purchase of Common Stock	4,345	41.6766	03/14/2016
Purchase of Common Stock	4,801	40.5882	03/15/2016
Purchase of Common Stock	7,229	39.7052	03/16/2016
Purchase of Common Stock	8,003	38.8450	03/17/2016
Purchase of Common Stock	10,626	38.8904	03/17/2016
Purchase of Common Stock	3,201	40.2135	03/18/2016
Purchase of Common Stock	4,946	40.5039	03/21/2016
Purchase of Common Stock	4,800	40.1828	03/22/2016
Purchase of Common Stock	6,402	39.8033	03/23/2016
Purchase of Common Stock	4,802	38.7856	03/24/2016
Purchase of Common Stock	3,199	39.4783	03/28/2016
Purchase of Common Stock	3,203	40.7104	03/29/2016

CUSIP NO. 207410101

SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	5,376	40.6518	03/09/2016
Purchase of Common Stock	1,385	40.7372	03/09/2016
Purchase of Common Stock	1,364	41.1900	03/09/2016
Purchase of Common Stock	1,700	40.6359	03/10/2016
Purchase of Common Stock	1,405	41.2958	03/11/2016
Purchase of Common Stock	1,852	41.6766	03/14/2016
Purchase of Common Stock	2,047	40.5882	03/15/2016
Purchase of Common Stock	3,082	39.7052	03/16/2016
Purchase of Common Stock	3,411	38.8450	03/17/2016
Purchase of Common Stock	4,530	38.8904	03/17/2016
Purchase of Common Stock	1,364	40.2135	03/18/2016
Purchase of Common Stock	2,108	40.5039	03/21/2016
Purchase of Common Stock	2,047	40.1828	03/22/2016
Purchase of Common Stock	2,729	39.8033	03/23/2016
Purchase of Common Stock	2,046	38.7856	03/24/2016
Purchase of Common Stock	1,365	39.4783	03/28/2016
Purchase of Common Stock	1,364	40.7104	03/29/2016

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Common Stock	510	40.6518	03/09/2016
Purchase of Common Stock	131	40.7372	03/09/2016
Purchase of Common Stock	130	41.1900	03/09/2016
Purchase of Common Stock	161	40.6359	03/10/2016
Purchase of Common Stock	133	41.2958	03/11/2016
Purchase of Common Stock	176	41.6766	03/14/2016
Purchase of Common Stock	194	40.5882	03/15/2016
Purchase of Common Stock	293	39.7052	03/16/2016
Purchase of Common Stock	324	38.8450	03/17/2016
Purchase of Common Stock	430	38.8904	03/17/2016
Purchase of Common Stock	130	40.2135	03/18/2016
Purchase of Common Stock	200	40.5039	03/21/2016
Purchase of Common Stock	195	40.1828	03/22/2016
Purchase of Common Stock	259	39.8033	03/23/2016
Purchase of Common Stock	195	38.7856	03/24/2016
Purchase of Common Stock	130	39.4783	03/28/2016
Purchase of Common Stock	129	40.7104	03/29/2016